Organization Indirect Owners

Organization CRD Number: 79

Organization SEC Number: 8-35008

Organization Name: J.P. MORGAN SECURITIES LLC

Applicant Name: J.P. MORGAN SECURITIES LLC

Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
JPMORGAN CHASE HOLDINGS LLC	Domestic Entity	J.P. MORGAN BROKER-DEALER HOLDINGS	STOCKHOLDER	11/2016	75% or more	Y	Y	81-3858870
JP MORGAN CHASE & CO.	Domestic Entity	JPMORGAN CHASE HOLDINGS	STOCK HOLDER	11/2016	75% or more	Y	Y	13-2624428